EXHIBIT 99.8

PRESS RELEASE

Libya Floods: TotalEnergies Mobilized to Support
the People of Libya

Paris, September 18, 2023 – Following the devastating floods in Libya last week, TotalEnergies answered Libya's National Oil Corporation's call for support from the very first hours of the tragedy. The Company mobilized land and air logistical resources to provide emergency aid for the thousands of people affected by the disaster in the Derna region, in the east of the country.

As of today, TotalEnergies has shipped nearly 50 tons of essential goods, comprising medical supplies, food parcels including baby food, personal hygiene kits and solar lamps. Further shipments of approximately 50 tons of essential goods are planned in the coming days.

This operation is carried out by a dedicated TotalEnergies team, in coordination with the National Oil Corporation and the Red Crescent, with shipments organized by truck from Tripoli and by plane from Paris.

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TotalEnergies in Libya

TotalEnergies has been present in Libya since 1954. In 2022, the Company’s production was 79,000 boe/d. This production comes from the offshore Al Jurf field (TotalEnergies, 37.5%), the El Sharara onshore area (TotalEnergies, 15% on block ex-NC 115 and 12% on Block ex-NC 186) and the Waha fields (TotalEnergies, 20.41%).

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).